June 22, 2005

VIA HAND DELIVERY AND EDGAR

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	JER Investors Trust Inc.

Amendment No. 5 to Form S-11

Registration No. 333-122802

Dear Ms. Kim:

On behalf of JER Investors Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Registration Statement on Form S-11 (Registration No. 333-122802) (as amended, the “Registration Statement”), initially filed with the Commission on February 14, 2005 and amended on February 15, 2005, March 24, 2005, April 15, 2005 and May 6, 2005, relating to the initial public offering of shares of common stock, par value $.01 per share (the “Common Stock”), by the Company and the sale by certain stockholders of the Company of shares of Common Stock. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letters dated May 20, 2005 and June 2, 2005 (the “Comment Letters”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letters and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 5 to the Registration Statement, as filed with the Commission on the date hereof.

Letter Dated May 20, 2005

Form S-11

General

1.	The Division of Investment Management is evaluating your Investment Company Act analysis. We expect to have additional comments.

We note the Staff’s comment and the Company’s discussions with the Division of Investment Management.

2.	We are in the process of reviewing your response to our prior comment 11 and may have further comment.

We note the Staff’s comment.

Prospectus Summary, page 1

Our Manager, page 4

3.	Please supplementally identify the name and title of the J.E. Robert Company employee that owns a 20% interest in the manager. Please confirm that such person is not a director or officer of JER Investors or the manager.

Deborah L. Harmon, the President and Chief Investment Officer of J.E. Robert Company, Inc., is the employee that owns 20% of the Manager. Ms. Harmon is a member of the investment committee of the Company, which is described on page 60 of the prospectus, but is not a director or officer of the Company or the Manager. Additionally, Keith W. Belcher, Vice Chairman of the Board of Directors and Executive Vice President of the Company, owns 2% of the Manager. Mr. Belcher also is a member of the investment committee of the Company and a Managing Director of the Manager. We have modified the disclosure in the prospectus to state that 22% of the Manager is owned by other officers of J.E. Robert Company.

Distribution Policy, page 9

4.	Please disclose here and elsewhere in the prospectus where the dividend is referenced, the percentage of the dividend that represents a return of capital.

We have added disclosure on pages 9, 37 and 47 of the prospectus to state that no portion of the dividend represents a return of capital in response to the Staff’s comment.

Risk Factors, page 11

The co-lead managing underwriters of this offering each have interests in this offering other than underwriting discounts and commissions, page 31

5.	We note your response to prior comment 2. Please revise to clarify that the interests of the managing underwriters exceed or are greater than underwriting discounts and commissions. Please clarify the interests Friedman, Billings, Ramsey & Co. has by virtue of its stock ownership. For example, please disclose that this offering and the concurrent listing of the shares will create a trading market for the shares it owns. In addition, please disclose the additional business relationships of JER Investors and Bank of America as discussed on page 82.

We have revised the disclosure on pages 30 and 31 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Party Transactions page 82

6.	Please revise the sixth paragraph to state that all of the net proceeds will be used to repay the Bank of America repurchase facility. In addition, please clarify the reference to Bank of America’s investments “in the past in J.E. Robert Company potential future funds.”

We have revised the disclosure on pages 85-86 of the prospectus in response to the Staff’s comment.

Federal Income Tax Considerations, page 96

7.	We note your disclosure on page 102 regarding the treatment of income from your loan participation investments for REIT tax purposes. Please disclose the impact on your current REIT status in the event such income was not permitted in the 75% basket. Please also include disclosure in the risk factor section, as appropriate, with respect to the specific risks of failure to qualify as a REIT in the event such income was not permitted in the 75% basket. We note the general risk on page 27 regarding the failure to qualify as a REIT.

We have added disclosure on pages 27 and 108 of the prospectus in response to the Staff’s comment.

Letter	Dated June 2, 2005

Form S-11

Our Investments, page 55

1.	Explain to us how you considered the disclosure requirements of paragraph 24 of FIN 46(R) with respect to VIE’s that the Company is not required to consolidate.

The disclosure requirements of paragraph 24 of FIN 46(R) have been addressed in the Critical Accounting Policies on page 43, as well as in the footnotes to the financial statements on page F-11. On pages 43 and F-11, we have provided additional disclosure to clarify that the Company’s maximum exposure to loss is equal to its investment balances in CMBS.

* * * *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/s/  Tymour Okasha

Tymour Okasha

cc:	Michael McTiernan, Esq.,

  Division of Corporation Finance

  Securities and Exchange Commission

Robert Telewicz,

  Division of Corporation Finance

  Securities and Exchange Commission

Cicely Luckey

  Senior Staff Accountant

  Division of Corporation Finance

  Securities and Exchange Commission

Daniel T. Ward,

  Secretary

  JER Investors Trust Inc.

Kari L. Doescher,

  Chief Financial Officer

  JER Investors Trust Inc.

David C. Wright,

  Hunton & Williams LLP

David J. Goldschmidt

  Skadden, Arps, Slate, Meagher & Flom LLP

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